UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION
(Name of Subject Company (Issuer))

KONINKLIJKE DSM N.V.
GREENBACK ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Hugh C. Welsh
President & General Counsel
DSM North America
45 Waterview Boulevard
Parsippany, NJ 07054
(973) 257-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William A. Groll
David Leinwand
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing on Schedule TO relates to a planned tender offer by Greenback Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands (“DSM”), to purchase all outstanding shares of Common Stock, par value $0.10 per share, of Martek Biosciences Corporation, a Delaware corporation (“Martek”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of December 20, 2010, by and among the Company, Purchaser and Martek.

Additional Information

The planned tender offer described in this document and the exhibits hereto has not yet been commenced.  This document and the exhibits contained herein are neither an offer to purchase nor a solicitation of an offer to sell shares of Martek.  At the time the tender offer is commenced, DSM and its wholly-owned subsidiary, Greenback Acquisition Corporation, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Martek intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Greenback Acquisition Corporation and Martek intend to mail these documents to the stockholders of Martek. These documents will contain important information about the tender offer, and stockholders of Martek are urged to read them carefully when they become available. Stockholders of Martek will be able to obtain a free copy of these documents (when they become available) and other documents filed by Martek, DSM or Greenback Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov.  In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from DSM.

Forward-Looking Statements

This document and the exhibits hereto contain certain forward looking statements that involve a number of risks and uncertainties.  Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Martek stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM’s Annual Report and in  filings with the SEC including, but not limited to, Part I, Item 1A of Martek’s Form 10-K for the fiscal year ended October 31, 2009, other Martek reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM’s Schedule TO and related documentation and Martek’s Schedule 14D-9 to be filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Martek that DSM’s or Martek’s objectives will be achieved. DSM and Martek undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

(a)(5)(A)                      Joint Press Release issued by DSM and Martek on December 21, 2010
                                      (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Martek on December 21, 2010)

(a)(5)(B)                      Transcript of DSM Media Conference Call, December 21, 2010

(a)(5)(C)                      DSM Presentation Materials for Media Conference Call, December 21, 2010

(a)(5)(D)                      DSM Background Materials for Media Conference Call, December 21, 2010